                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                         GENERAL INSTRUMENT CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                        Common Stock          370120 10 7
                        ---------------------------------
                                 (CUSIP Number)

     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111 (303-267-5500)
    -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JULY 17, 1998
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Exhibit Index is on Page: 10

Common Stock CUSIP No. 370120 10 7


--------------------------------------------------------------------------------
          (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               TELE-COMMUNICATIONS, INC.

--------------------------------------------------------------------------------
          (2)  Check the Appropriate Box if a Member of a Group
                                                                  (a)  [ ]
                                                                  (b)  [ ]

--------------------------------------------------------------------------------
          (3)  SEC Use Only

--------------------------------------------------------------------------------
          (4)  Source of Funds
               OO

--------------------------------------------------------------------------------
          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
          (6)  Citizenship or Place of Organization
               Delaware

--------------------------------------------------------------------------------
 Number of     (7)  Sole Voting Power         21,356,000 Shares of Common Stock*
Shares Bene-        ------------------------------------------------------------
  ficially     (8)  Shared Voting Power       0 Shares
 Owned by           ------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power    21,356,000 Shares of Common Stock*
ing Person          ------------------------------------------------------------
   With        (10) Shared Dispositive Power  0 Shares

--------------------------------------------------------------------------------
          (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                    21,356,000 Shares of Common Stock*

--------------------------------------------------------------------------------
          (12) Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares  [ ]

--------------------------------------------------------------------------------
          (13) Percent of Class Represented by Amount in Row (11)*

                    Common Stock     12.4%

--------------------------------------------------------------------------------
          (14) Type of Reporting Person

                    HC, CO

____________________
* Does not include 21,356,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. Subject to certain conditions, none of such Warrants vest until December 31, 1998. (See Item 6 hereof)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)

                                  Statement of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                         GENERAL INSTRUMENT CORPORATION
                        (Commission File No. 001-12925)


ITEM 1.  Security and Issuer
         -------------------

         Tele-Communications, Inc., a Delaware corporation ("TCI"), is filing this Statement on Schedule 13D (this "Statement") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of General Instrument Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 101 Tournament Drive, Horsham, Pennsylvania 19044.


ITEM 2.  Identity and Background
         -----------------------

         The reporting person is TCI, whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

         TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a Delaware corporation and was incorporated in 1994. TCI Communications, Inc. ("TCIC"), a majority owned subsidiary of TCI, and its predecessors have been engaged in the cable television business since the early 1950's. Prior to August 1994, TCI was named TCI/Liberty Holding Company and TCIC was named Tele-Communications, Inc.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of
TCI: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of

TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         TCI currently beneficially owns, through its subsidiary TCIVG-GIC, Inc., a total of 21,356,000 shares of Common Stock. TCIVG-GIC, Inc. acquired such shares of Common Stock pursuant to the terms of that certain Asset Purchase Agreement dated as of June 17, 1998 ( the "Agreement"), among TCIVG-GIC, Inc. and NDTC Technology Inc., both subsidiaries of TCI, and the Issuer. In accordance with the Agreement, the Issuer issued the 21,356,000 shares of Common Stock in exchange for TCIVG-GIC, Inc. transferring to the Issuer fixtures and equipment related to the addressable set-top business and contracts related thereto, a Promissory Note in the aggregate principal amount of $50,000,000, the execution of a License Agreement by NDTC Technology, Inc. and the Issuer, and a revenue guaranty set forth in the Agreement. As a result of such exchange, on July 17, 1998, TCI became a greater than 5% beneficial owner of the Common Stock of the Issuer.

         The foregoing summary of the terms of the Agreement is qualified in its entirety by reference to the text of the Agreement filed as Exhibit 7(a) to this Statement, which Agreement is incorporated herein by this reference.


ITEM 4.  Purpose of Transaction
         ----------------------

         TCI currently holds its interest in the Issuer for investment purposes. Neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer (except as may be acquired pursuant to terms of the Warrants described in Item 6 below);
(ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, TCI may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, TCI will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to TCI, developments with respect to the business of TCI, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer. TCI reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of the Issuer upon exercise of the Warrants described in Item 6 below or in open market or in privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer, or to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) TCI presently beneficially owns, through its subsidiary TCIVG-GIC, Inc., 21,356,000 shares of the Common Stock. The 21,356,000 shares of Common Stock beneficially owned by TCI represent 12.4% of the 172,238,770 shares of the Common Stock outstanding on April 30, 1998 (adjusted for the issuance of the Common Stock to TCI's subsidiary), as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 1998. In addition, TCI beneficially owns Warrants of the Issuer exerciseable for an aggregate of 21,356,000 shares of Common Stock (the "Warrants"). The Warrants are subject to a vesting schedule as described in Item 6 below.

         To the knowledge of TCI, none of the Schedule 1 Persons have any interest in any securities of the Issuer.

         (b) TCI, through its subsidiary TCIVG-GIC, Inc., has sole power to vote or to direct the voting of the shares of the Common Stock that TCI beneficially owns and sole power to dispose of, or to direct the disposition of, such shares of Common Stock.

         (c) Except for the securities of the Issuer acquired in connection with the transaction described in Item 3 hereof, neither TCI nor, to the knowledge of TCI, any of the persons named on Schedule 1, has executed transactions in the Common Stock of the Issuer during the past sixty (60) days.

         (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by TCI.

         (e)  Not applicable.


ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------

          TCIVG-GIC, Inc., a subsidiary of TCI, acquired 21,356,000 shares of the Common Stock pursuant to the Agreement. Upon completion of certain conditions therein, TCIVG-GIC, Inc. acquired ownership of such newly issued shares from the Issuer on July 17, 1998. The Agreement also provides TCIVG-GIC, Inc. with registration rights on such shares. Subject to the occurrence of certain events, TCI may not transfer its beneficial ownership of the Common Stock for a period of three years. In addition, the Agreement sets forth certain other restrictions on the transfer of shares of the Common Stock beneficially owned by TCI, which provide the Issuer with rights of first refusal and rights of first offer in the event of certain transfers of such shares of Common Stock. A copy of the Agreement is attached hereto as Exhibit 7(a).

         National Digital Television Center, Inc., a subsidiary of TCI ("NDTC"), and the Issuer are parties to a Warrant Issuance Agreement dated as of December 16, 1997 (the "Warrant Agreement"). Pursuant to the terms of the Warrant Agreement, the Issuer issued to NDTC Warrants for 4,676,000 shares of Common Stock (the "Common Stock Warrants") and Warrants for 1,668,000 shares of the Issuer's Preferred Stock (the "Preferred Stock Warrants"). As permitted by the Warrant Agreement, the Issuer exercised its right to convert each Preferred Stock Warrant into a Common Stock Warrant for a number of shares of Common Stock equal to 10 times the number of shares of Preferred Stock covered by the Preferred Stock Warrants. At present, NDTC holds Warrants for 21,356,000 shares of Common Stock, none of which are currently exerciseable. Subject to certain performance conditions involving the purchase by NDTC of threshold numbers of digital terminals from the Issuer, the Warrants vest over the next three years as indicated in the table below. After vesting, each Warrant may be exercised at any time from and including the vesting date through and including the expiration date as indicated in the table below, at an exercise price or $14.25 per share of Common Stock, subject to certain adjustments. If the performance conditions are not met by the respective vesting dates, the applicable Warrants terminate.

                                                    NUMBER OF
                                                    ---------
                      TYPE OF UNDERLYING        UNDERLYING SHARES
                      ------------------        -----------------
  VESTING DATE             SECURITY                UPON VESTING          EXPIRATION DATE
  ------------             --------                ------------          ---------------
December 31, 1998         Common Stock               4,676,000             June 30, 2000

December 31, 1998         Common Stock                 252,000             June 30, 2000

December 31, 1999         Common Stock               5,750,000             June 30, 2001

December 31, 2000         Common Stock              10,678,000             June 30, 2002

         The Warrant Agreement also grants TCI registration rights with respect to the Common Stock issuable upon exercise of the Warrants. In addition, the Warrant Agreement sets forth certain restrictions on the transfer of the Warrants and certain restrictions on the shares of the underlying Common Stock designed to satisfy the securities laws and provide the Issuer with rights of first refusal and rights of first offer in the event of certain transfers of the shares of the underlying Common Stock.


         In addition, TCI has entered into a Letter Agreement with Forstman Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV, a New York limited partnership ("MOB-IV"), and Instrument Partners, a New York general partnership (collectively with MBO-IV, "FLC"), dated April 3, 1998. Such Letter Agreement states that if after August 1, 1998, FLC should decide to transfer any shares of Common Stock owned by FLC, other than to their respective partners, FLC would be willing to enter into an agreement with TCI granting TCI a right of first refusal with respect to the transfer of all such shares, subject to customary exceptions.


         Except as described above and in Item 3 hereof, there are no other contracts, arrangements, understandings or relationships among TCI and other persons with respect to the Common Stock of the Issuer.


ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

         (a) Asset Purchase Agreement dated as of June 17, 1998, among TCVIG-GIC, Inc. and NDTC Technology, Inc. both subsidiaries of TCI, and the Issuer.

         (b)  Promissory Note dated July 17, 1998, by TCIVG-GIC, Inc.


                         [Signature on following page]

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


July 27, 1998                              TELE-COMMUNICATIONS, INC.



                                           /s/ Bernard W. Schotters, II
                                           ----------------------------
                                           Bernard W. Schotters, II
                                           Senior Vice President and
                                           Treasurer

                                  SCHEDULE 1
                                  ----------

             Directors, Executive Officers and Controlling Persons
                                      of
                       Tele-Communications, Inc. ("TCI")

                                   DIRECTORS
                                   ---------


                        Principal Occupation &                          Principal Business or Organization in
Name                    Business Address                                Which such Employment Is Conducted
----                    ----------------------                          -------------------------------------

Donne F. Fisher         Consultant & Director of TCI; Business          Cable television & telecommunications
                        Executive                                       & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

John W. Gallivan        Director of TCI; Director of                    Newspaper publishing
                        Kearns-Tribune Corporation
                        400 Tribune Building
                        Salt Lake City, UT 84111

Paul A. Gould           Director of TCI; an Executive Vice President    Investment banking services
                        & a Managing Director of
                        Allen & Company Incorporated
                        711 5th Avenue
                        New York, New York 10022

Leo J. Hindery, Jr.     President & Director of TCI                     Cable television & telecommunications
                        5619 DTC Parkway                                & programming services
                        Englewood, CO 80111

Jerome H. Kern          Vice Chairman of the Board & a Director of      Business Consulting; Law
                        TCI; Consultant; Special Counsel
                        to Baker & Botts, L.L.P.
                        5619 DTC Parkway
                        Englewood, CO 80111

Kim Magness             Director of TCI; Business Executive             Management of various business
                        4000 E. Belleview                               enterprises
                        Englewood, CO 80111

John C. Malone          Chairman of the Board, Chief Executive Officer  Cable television & telecommunications
                        & Director of TCI                               & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Robert A. Naify         Director of TCI; President & Chief Executive    Provider of services to the motion
                        Officer of Todd-AO Corporation                  picture industry
                        172 Golden Gate Avenue
                        San Francisco, CA 94102

                        Principal Occupation &                          Principal Business or Organization in
Name                    Business Address                                Which such Employment Is Conducted
----                    ----------------------                          -------------------------------------

J C Sparkman            Consultant & Director of TCI                    Cable television & telecommunications
                        5619 DTC Parkway                                & programming services
                        Englewood, CO 80111

                                  EXECUTIVE OFFICERS
                                  ------------------

Robert R. Bennett       Executive Vice President of TCI                 Cable television & telecommunications
                        5619 DTC Parkway                                & programming services
                        Englewood, CO 80111

Gary K. Bracken         Executive Vice President & Controller           Cable television & telecommunications
                        of TCI Communications, Inc.                     & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Stephen M. Brett        Executive Vice President, Secretary             Cable television & telecommunications
                        & General Counsel of TCI                        & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Gary S. Howard          Executive Vice President of TCI                 Cable television & telecommunications
                        5619 DTC Parkway                                & programming services
                        Englewood, CO 80111

Marvin L. Jones         Executive Vice President of TCI                 Cable television & telecommunications
                        5619 DTC Parkway                                & programming services
                        Englewood, CO 80111

Ann M. Koets            Executive Vice President of                     Cable television & telecommunications
                        TCI Communications, Inc.                        & programming services
                        5619 DTC Parkway
                        Englewood, CO 80111

Larry E. Romrell        Executive Vice President of TCI                 Cable television & telecommunications
                        5619 DTC Parkway                                & programming services
                        Englewood, CO 80111

Bernard W.              Senior Vice President & Treasurer of TCI        Cable television & telecommunications
Schotters, II           5619 DTC Parkway                                & programming services
                        Englewood, CO 80111


                                 EXHIBIT INDEX
                                 -------------

================================================================================
EXHIBIT                             EXHIBIT                                 PAGE
NUMBER
--------------------------------------------------------------------------------
7(a)            Asset Purchase Agreement dated as of June 17, 1998,          11
                among TCIVG-GIC, Inc. and NDTC Technology, Inc., both subsidiaries of TCI, and the Issuer.

7(b)            Promissory Note dated July 17, 1998, by TCIVG-GIC, Inc.      58